UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number  0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.
401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Books-A-Million, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
June 29, 2011

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Investments, at fair value	$17,832,164	$16,202,614
Notes receivable from participants	1,193,296	1,130,693
Participant contributions	--	43,383
Company contributions	313,505	253,976
Total assets	19,338,965	17,630,666
LIABILITIES
Refund of excess contributions payable	109,977	208,730
Total liabilities	109,977	208,730
Net assets available for benefits, at fair value	19,228,988	17,421,936
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(87,497)	(67,644)
Net assets available for benefits	$19,141,491	$17,354,292

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,519,964
Interest and dividends	262,226
1,782,190

Contributions:
Company contributions	370,085
Participant contributions	1,293,604
Rollovers from participants	6,866
1,670,555
Total additions	3,452,745

Deductions from net assets attributed to:
Distributions to participants	1,650,927
Administrative expenses	14,619
Total deductions	1,665,546

Net increase	1,787,199
Net assets available for benefits: Beginning of year	17,354,292
End of year	$19,141,491

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  All employees of Books-A-Million, Inc. and its subsidiaries (the "Company") who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan.  Under a trust agreement effective September 12, 2003, SunTrust Bank, NA (the "Trustee") was appointed trustee for the Plan.

Contributions
Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their eligible compensation, as defined.  Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans.  Participants age 50 and older may also make catch-up contributions.  The Company’s contribution to the Plan equals a discretionary matching contribution of up to 6% of a participant’s compensation plus a discretionary profit sharing contribution.  In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year.  For the Plan year ended December 31, 2010, the Company’s contributions to the Plan equaled a discretionary matching contribution of 50% of the first 3% of a participant’s eligible compensation.  No profit sharing contributions were made during this time.  Contributions are subject to certain regulatory limitations.

Participant Accounts
Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution and an allocation of the Company’s discretionary profit sharing contribution (if applicable).  Participants are also charged with an allocation of administrative expenses, if any, based on account balances, as defined.  Participants may direct their contributions, any Company discretionary matching contributions and any related earnings into various investment options available under the Plan.  The Plan currently offers various mutual funds, collective trusts, money market accounts and Company stock.  In addition, participants are allowed to change their investment elections at any time.

Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon.  Vesting in the Company’s discretionary matching contributions and the Company’s discretionary profit sharing contributions, plus actual earnings (losses) thereon, is based upon years of service.  A participant vests 20% a year after completion of one year of service and is 100% vested after five years of credited service.

Forfeitures
Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan.  At December 31, 2010 and 2009, forfeited nonvested accounts totaled $37,186 and $51,985, respectively.  Under the terms of the Plan agreement, forfeitures can first be used to pay Plan expenses, and any remaining forfeitures may be used to reduce future Company contributions to the Plan.  During 2010, Company contributions were reduced by $133,972 from forfeited nonvested accounts.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
 AND FOR THE YEAR ENDED DECEMBER 31, 2010

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance.  The loans are issued by the Plan and secured by the balance in the participant’s account.  Loans with a face amount less than $2,000 must be repaid within a period of three years.  All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years.  Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent.  Principal and interest are repaid to the Plan ratably through monthly payroll deductions.

Administrative Expenses
Substantially all administrative costs and management fees of the Plan are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared based on the accrual method of accounting.

Certain reclassifications have been made to the December 31, 2009 financial statements to conform with the presentation in the December 31, 2010 financial statements.  Such reclassifications did not change total assets, liabilities or net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
 AND FOR THE YEAR ENDED DECEMBER 31, 2010

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded.  Shares of mutual funds and money market funds are valued at the quoted net asset values ("NAV") of shares held by the Plan at year-end.  Collective trust funds are valued based on their NAV reported by the investment advisor in the financial statements of the collective trusts at year-end.  Each collective trust provides for daily participant redemptions by the Plan at reported NAV per share, with no advance notice requirement.  Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

As described in ASC 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required under ASC 946-210-45, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Stable Value Collective Fund
A participant’s ownership of the SunTrust Retirement Stable Asset Fund (“Collective Fund”) is represented by units.  Units are issued or redeemed at the stable value Collective Fund’s net unit value, which ordinarily represents contract value.  Contract value represents contributions made to the Collective Fund plus earnings less participant withdrawals and administrative expenses.  Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice to the trustee.  The Collective Fund imposes certain restrictions on the Plan.  Certain events may limit the Collective Fund’s ability to transact at contract value with the Plan including withdrawals associated with certain events which are not in the ordinary course of Collective Fund operations that could have a material adverse effect on the Collective Fund’s financial interest and certain wrap agreement termination provisions.  Wrap agreements permit the Collective Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap agreement if the book value or the market value of the agreement equals zero.  Plan management believes that occurrence of events and circumstances that would cause the Collective Fund to transact at less than contract value is not probable.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 amends existing guidance by requiring participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments to the Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010, with early adoption permitted.  Accordingly, participant loan balances of $1,193,296 and $1,130,693 were reclassified from investments, at fair value to notes receivable from participants in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, respectively.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
 AND FOR THE YEAR ENDED DECEMBER 31, 2010

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011.  Plan management does not believe the adoption of this ASU will have a material impact on the Plan’s financial statements.

3.	INVESTMENT INFORMATION

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2010	2009

Mutual funds:
Fidelity Advisor Stock Selector All Cap Fund	$3,530,453	$3,218,228
MFS Value Fund	2,028,302	1,870,024
Ridgeworth Moderate Allocation Strategy Fund	1,233,322	1,145,071
T. Rowe Price Retirement 2040 Fund	1,269,154	861,640
Collective trust funds:
SunTrust Retirement 500 Index Fund	1,521,872	1,338,006
SunTrust Retirement Stable Asset Fund	3,127,837	3,232,071
Company stock:
Books-A-Million, Inc. Company stock	*	1,126,631
* Investment is less than 5%.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

December 31, 2010

Mutual funds	$1,413,871
Collective trust funds	259,729
Company stock	(153,636)
Total net appreciation in fair value of investments	$1,519,964

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
 AND FOR THE YEAR ENDED DECEMBER 31, 2010

4.	FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Common Stock	$927,866	$--	$--	$927,866
Domestic mutual funds	11,461,785	--	--	11,461,785
International mutual funds	426,263	--	--	426,263
Stable value collective trust fund (a)	--	--	3,127,837	3,127,837
Equity index collective trust fund (b)	--	1,521,872	--	1,521,872
Money market fund	366,541	--	--	366,541
Notes receivable from participants	--	--	1,193,296	1,193,296

Total investments, at fair value	$13,182,455	$1,521,872	$4,321,133	$19,025,460

	Fair Value Measurements at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Company stock	$1,126,631	$--	$--	$1,126,631
Domestic mutual funds	9,692,850	--	--	9,692,850
International mutual funds	393,828	--	--	393,828
Stable value collective trust fund (a)	--	--	3,232,071	3,232,071
Equity index collective trust fund (b)	--	1,338,006	--	1,338,006
Money market fund	419,228	--	--	419,228
Notes receivable from participants	--	--	1,130,693	1,130,693

Total investments, at fair value	$11,632,537	$1,338,006	$4,362,764	$17,333,307

(a) - The stable value collective trust fund’s primary investment objective is preservation of capital while also seeking a reasonable stable monthly return and a high degree of liquidity for participant withdrawals (see Note 2 for more information).

(b) - The strategy of the equity index collective trust fund is to invest in equity securities that replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index.  The fund is daily valued and has no significant restrictions.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
 AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following table sets forth the summary of changes in fair value of the Plan's level 3 assets for the year ended December 31, 2010:

	Collective Trust Funds	Participant Loans

Balance, beginning of year	$3,232,071	$1,130,693
Realized gains	4,489	--
Unrealized gains	83,504	--
Purchases, sales, issuances and settlements, net	(192,227)	62,603
Balance, end of year	$3,127,837	$1,193,296

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

6.	CORRECTIVE DISTRIBUTIONS

Plan management made corrective distributions from the Plan totaling $109,977 and $208,730 for the Plan years ended December 31, 2010 and 2009, respectively, due to over-contribution of salary deferral and matching contribution amounts.  These amounts are included in the refund of excess contributions payable in the accompanying statements of net assets available for benefits.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA.  SunTrust Bank, NA is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  The fair market value of the Company stock held as investments as of December 31, 2010 and 2009 were $927,866 and $1,126,631, respectively.

9.	INCOME TAX STATUS

The prototype plan sponsor obtained an opinion letter dated March 31, 2008 in which the Internal Revenue Service (“IRS”) stated that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended and restated since receiving the determination letter. The prototype plan sponsor has not yet received a determination letter for the amended and restated plan.  The Company believes that the Plan and related trust are designed and are being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under IRC Section 401(a), and the related trust continues to be tax exempt as of December 31, 2010.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2006.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$19,141,491	$17,354,292
Contributions receivable	(313,505)	(297,359)
Excess contributions payable	109,977	208,730
Adjustment from fair value to contract value for interest in collective trust	87,497	67,644
Net assets available for benefits per Form 5500	$19,025,460	$17,333,307

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2010

Total investment income per the financial statements	$1,782,190
Prior year adjustment from fair value to contract value for interest in collective trust	(67,644)
Current year adjustment from fair value to contract value for interest in collective trust	87,497
Net appreciation in fair value per Form 5500	$1,802,043

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31, 2010

Total contributions per the financial statements	$1,670,555
Prior year contributions receivable	297,359
Current year contributions receivable	(313,505)
Total contributions per Form 5500	$1,654,409

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:

December 31, 2010

Total distributions to participants per the financial statements	$1,650,927
Prior year excess contributions payable	208,730
Current year excess contributions payable	(109,977)
Total distributions to participants per Form 5500	$1,749,680

Amounts currently receivable to the Plan and payable to participants, dependents and beneficiaries are not recorded on the Form 5500, as the Form 5500 has been prepared based on the cash method of accounting.

11.	SUBSEQUENT EVENTS

The Plan evaluated subsequent events through the financial statements issuance date of June 29, 2011, and determined that no subsequent event disclosures or adjustments were required.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(e) Current value

*	SunTrust Retirement 500 Index Fund	Collective trust	$1,521,872
*	SunTrust Retirement Stable Asset Fund	Collective trust	3,127,837
	Invesco Small Cap Growth Fund	Mutual fund	434,461
	Allianz NFJ International Value Fund	Mutual fund	426,263
	Oppenheimer Developing Market Fund	Mutual fund	8,081
	Janus Enterprise Fund	Mutual fund	55,571
	Federated Mid Cap Index Fund	Mutual fund	170,743
	Fidelity Advisor Stock Selector All Cap Fund	Mutual fund	3,530,453
	MFS Value Fund	Mutual fund	2,028,302
*	Ridgeworth US Government Securities	Mutual fund	885,168
*	Ridgeworth Moderate Allocation Strategy Fund	Mutual fund	1,233,322
*	Ridgeworth Small Capital Value Equity Fund	Mutual fund	602,398
*	SunTrust Bank FDIC Insured Account	Money market	366,541
	T. Rowe Price Growth Stock Fund	Mutual fund	160,129
	T. Rowe Price Retirement 2010 Fund	Mutual fund	160,669
	T. Rowe Price Retirement 2020 Fund	Mutual fund	361,186
	T. Rowe Price Retirement 2030 Fund	Mutual fund	559,780
	T. Rowe Price Retirement 2040 Fund	Mutual fund	1,269,154
	T. Rowe Price Retirement 2050 Fund	Mutual fund	2,368
*	Books-A-Million, Inc.	Common stock	927,866
	Total investments		17,832,164
*	Notes receivable from participants	Loans to participants (interest rates ranging from 4.25% to 9.25%)	1,193,296
	Total assets held		$19,025,460

*    Represents a party-in-interest.

Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: June 29, 2011	by: /s/Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: June 29, 2011	by:/s/Brian W. White
Brian W. White
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm.